EX 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-257739 of our report dated March 12, 2021 relating to the consolidated financial statements of Prosper Funding LLC and subsidiaries (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to certain related party transactions with its direct parent, Prosper Marketplace, Inc.), appearing in the Annual Report on Form 10-K of Prosper Marketplace, Inc. and Prosper Funding LLC for the year ended December 31, 2020. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

September 21, 2021